Brian C. Daughney, Esq.
email: bdaughney@beckerlawyers.com
Phone: (212) 599-3322 ext 25119
Fax: (212) 557-0295

Becker& Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

December 23, 2021

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Amanda Kim

Mr. Mitchell Austin

Re:	Venus Acquisition Corp Response to the Staff’s Comments on Amendment No. 2 to Draft Registration Statement on Form S-4 Filed October 6, 2021 with File No. 333-257518

Dear Ms. Kim and Mr. Austin:

On behalf of our client, Venus Acquisition Corp, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 9, 2021 on the Company’s Amendment No. 2 to the proxy/registration statement on Form S-4 previously submitted on October 6, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to its registration statement on Form S-4 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission. The Company and VIYI have also updated the financial statements to September 30, 2021 and related disclosure pursuant to rules of the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1.	Please revise the cover page to provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Response

The S-4 Revised Registration Statement has been updated to enhance and revise the disclosure as requested by Staff.

2.	We note your disclosure on the cover page and throughout your filing that you control and receive economic benefits of Shenzhen Yitian’s business operations through VIE agreements. We also note the disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

Response

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page in accordance with the Staff’s instructions.

Summary of the Proxy Statement/Prospectus

Summary Financial Information of VIYI, page 27

3.	We note that the activity of the VIE is reflected in the line items titled “Investment in subsidiaries” and “equity income of subsidiaries and VIE” in the parent’s financial statements. Please provide a roll-forward of the investment in subsidiaries line item.

Response

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement to update the terms as “investments in subsidiaries” and “equity income of subsidiaries” on page 28 and throughout the Revised Registration Statement in the parent’s financial statements.

Below is a roll-forward of investment in subsidiaries.

	December 31, 2019	Income from Subsidiaries	Investment in Fe-Da	Translation difference	December 31, 2020	Income from Subsidiaries	Translation difference	September 30, 2021
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)		(RMB)

Investment in subsidiaries	220,070,418	64,770,287	103,422,286	(238,255)	388,024,736	61,119,998	(648,171)	448,496,563

Risk Factors

The recent joint statement by the SEC and PCAOB …, page 56

4.	Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 56 in accordance with the Staff’s instructions.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at 212 599-3322 ext. 25119 or via e-mail at bdaughney@beckerlawyers.com.

Very truly yours,

/s/ Brian C. Daughney, Esq.

cc:	Yang Ge (DLA Piper) Bill Huo (Becker)